RESVERLOGIX

www.resverlogix.com

07025661

Via Courier

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.3495
info@resverlogix.com

August 1, 2007

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

RE: RESVERLOGIX CORP. FILE #35003

Dear Sir or Madame:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between July 16, 2007 through July 31, 2007.

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

for:
Kelly McNeill
Chief Financial Officer

Enclosures

www.resverlogix.com

35003

RECEIVED

2007 AUG -3 A 6:53

RESVERLOGIX

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

For Immediate Release TSX Exchange Symbol: **RVX**

Resverlogix to Present at Prestigious DALM Scientific Conference

RVX-208 novel Apo A-I/HDL drug featured in oral presentation in New York

Calgary, AB July 20, 2007 – Resverlogix Corp. ("Resverlogix") (TSX:RVX) is pleased to announce today that the company has been notified that it's abstract submission has been accepted. Resverlogix will make an oral presentation of key scientific data of its lead molecule RVX-208 at the 16th International Symposium for Drugs Affecting Lipid Metabolism (DALM). The presentation titled "A novel drug RVX-208 raises plasma apolipoprotein A-I and HDL cholesterol" will be presented by Dr. Norman Wong, Resverlogix co-founder and chairman of the scientific advisory board on the opening day of the conference October 4, 2007 in New York City.

"This conference is an international venue for the presentation of state of the art current therapeutics and research for the prevention of atherosclerosis and other cardiovascular diseases. We are pleased to present data of Resverlogix's novel small molecule RVX-208 which enhances the production of ApoA-I and HDL. A growing body of evidence from predictive animal models, including non-human primates, indicates RVX-208's potential for preventing or regressing atherosclerosis, this data will be included in this important scientific conference," stated Dr Jan Johansson, Senior Vice President of Clinical Affairs of Resverlogix. Dr. Johansson added, "It is well endorsed by the scientific community that a small molecule that increase ApoA-I production represents the holy grail for atherosclerosis protection."

Mr. Donald McCaffrey, co-founder and CEO of Resverlogix said, "There is a large unmet medical need that this novel, first in class molecule could address. As RVX-208 quickly approaches the submission for an Investigational New Drug and clinical testing the interest for RVX-208 accelerates on many fronts. A permanent increase in ApoA-I and HDL production has the potential to eliminate atherosclerosis and make a significant impact on how many cardiovascular diseases are treated. Due to the overwhelming scientific data that we have generated, our international peers have expressed great interest in our lead candidate, RVX-208. We look forward to announcing additional peer reviewed presentations in the near future."

About Resverlogix Corp.
Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas™ program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's and other vascular disorders. The Company's secondary focus is TGF-Beta Shield™, a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

For further information please contact:

35003

Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Kenneth Lebioda
SVP, Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Ken@resverlogix.com

Website: www.resverlogix.com

www.resverlogix.com

35003

RECEIVED

2007 AUG -3 A 6:43

RESVERLOGIX

For Immediate Release TSX Exchange Symbol: **RVX**

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Resverlogix Announces a Second Proof-of-Concept Milestone

Clear dose response and ApoA-I and HDL increases confirmed in non-human primates

Calgary, AB July 25, 2007 – Resverlogix Corp. ("Resverlogix") (TSX:RVX) is pleased to announce today important data from a non-human primate study on the clinical lead compound, RVX-208. Data highlights from the study in adult African green monkeys illustrate that RVX-208 elevates both ApoA-I and HDL-c in a dose-dependent manner. When RVX-208 was administered over 28-day and 42-day treatment regimens, ApoA-I levels were increased up to 52% and HDL cholesterol levels increased up to 75%. By using a range of doses we have demonstrated a clear dose-response relationship for effects on both ApoA-I and HDL. These and other data are being used to develop an optimized dosage schedule for the planned clinical trials.

Mr. Donald McCaffrey, co-founder and CEO of Resverlogix stated, "This new data affirms that we continue to build upon our world lead for novel therapies in atherosclerosis and cholesterol management - the largest global drug market currently valued at more than US $30B. RVX-208 continues to develop rapidly and is garnering interest from a variety of key stakeholders in the life sciences sector. We look forward to moving this important new class of drugs from the highly predictable African green monkey model to human clinical trials where we are expecting very positive and exciting results," Mr. McCaffrey added.

"These extraordinary results, from this confirmatory study indicate that RVX-208 has the potential of a world class drug for atherosclerosis management," stated Dr. Jan Johansson, MD, PhD, Senior Vice President Clinical at Resverlogix. "The data confirmed the potency of RVX-208 on ApoA-I and HDL-c and added new information with robust dose-response using lower doses than the last reported monkey study. The data provide additional information to better enable the execution of our proof-of-concept tests in man. The African green monkey data, by virtue of being derived from a predictive animal model for the human situation, are useful in designing of our Phase I trial - expected to commence later this fall. The data will also help in planning of our Phase II trial," added Dr. Johansson.

"By illustrating efficacy over a wide dose range we see potential for a broad range of marketed indications in vascular disorders for RVX-208," stated Kenneth Lebioda, Senior Vice President of Business Development of Resverlogix. "Having clear increasing efficacy with ascending doses provides a broad commercial opportunity for our NexVas™ PR technology. We can now envision a variety of therapeutic doses and options for several patient groups in vascular diseases in both acute and chronic settings alike. This data strongly supports our corporate strategy of maximizing the life cycle and expanding potential value for this important new drug," stated Mr. Lebioda.

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas™ program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's and other vascular disorders. The Company's secondary focus is TGF-Beta Shield™, a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

35003

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Kenneth Lebioda
SVP, Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Ken@resverlogix.com

Website: www.resverlogix.com

35003

RECEIVED
2007 AUG -3 A 6:03

Form 51-102F3
Material Change Report

1. **Name and Address of Company**

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

2. **Date of Material Change**

July 25, 2007

3. **News Release**

July 25, 2007 via Marketwire.

4. **Summary of Material Change**

Resverlogix Corp. ("Resverlogix" or the "Company"), announced that it has important data from a non-human primate study on the clinical lead compound, RVX-208. Data highlights from the study in adult African green monkeys illustrate that RVX-208 elevates both ApoA-I and HDL-c in a dose-dependent manner.

5. **Full Description of Material Change**

Resverlogix Corp. ("Resverlogix" or the "Company"), announced that it has important data from a non-human primate study on the clinical lead compound, RVX-208. Data highlights from the study in adult African green monkeys illustrate that RVX-208 elevates both ApoA-I and HDL-c in a dose-dependent manner. When RVX-208 was administered over 28-day and 42-day treatment regimens, ApoA-I levels were increased up to 52% and HDL cholesterol levels increased up to 75%. By using a range of doses we have demonstrated a clear dose-response relationship for effects on both ApoA-I and HDL. These and other data are being used to develop an optimized dosage schedule for the planned clinical trials.

6. **Reliance of subsection 7.1(2) or (3) of National Instrument 51-102**

N/A

7. **Omitted Information**

N/A

8. **Executive Officer**

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. **Date of Report**

July 25, 2007

RESVERLOGIX

www.resverlogix.com

35003

For Immediate Release TSX Exchange Symbol: **RVX**

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Resverlogix Notice of Conference Call & Webcast

Calgary, AB, July 31, 2007 – Resverlogix Corp. ("Resverlogix") (TSX:RVX) is pleased to announce that it will host a live teleconference today at 12:00 pm MDT. The teleconference will provide securities analysts, shareholders, media and other key stakeholders the opportunity to hear an update from Mr. Donald McCaffrey, President & CEO of Resverlogix, who will discuss the strategic direction of Resverlogix's corporate developments. Following the presentation there will be a live question and answer session.

The webcast can be accessed at the following link:
http://services.choruscall.com/links/resverlogix070731.html or on Resverlogix's website at: www.resverlogix.com.

Participants can also dial in for the conference call:

Dial information is as follows:
Local Dial In: 1-604-638-5340
Toll Free: 1-800-319-4610

The presentation will be available for replay for a period of ten days following the live presentation at the numbers below:

Local dial in: 1-604-638-9010
Toll Free: 1-800-319-6413
Pin Code: 7839 followed by the # sign

About Resverlogix Corp.
Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas™ program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's and other vascular disorders. The Company's secondary focus is TGF-Beta Shield™, a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

35003

Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Kelly McNeill
Chief Financial Officer
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Kelly@resverlogix.com

Website: www.resverlogix.com

END